

May 15, 2013

Via E-mail
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

      Re: Teekay Offshore Partners L.P.
      Form 20-F for Fiscal Year Ended December 31, 2011
      Filed on April 24, 2012
      Form 6-K filed on February 26, 2013
      File No. 001-33198

Dear Mr. Evensen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Lyn Shenk

                  Lyn Shenk
                  Branch Chief